United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
October 2005
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐  No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐  No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐  No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release
Signature Page

CVRD issues US$300 million notes due 2034
Rio de Janeiro, October 26, 2005 — Companhia Vale do Rio Doce (CVRD) informs that it issued today US$300 million notes due 2034.
The notes issuance was oversubscribed by more than twice its value. The notes were priced with a yield to maturity (YTM) of 7.65% per year, resulting in a spread over US-Treasury bonds with the same duration of 286 basis points (bps), 50 bps lower than the US$500 million tranche issued in January 2005. The YTM is 70 bps lower than the one offered in the former transaction.
The notes form a single series with the US$500,000,000 principal amount of Vale Overseas’ 8.25% Guaranteed Notes due 2034 (CVRD 2034) that were issued on January 15, 2004. The notes are unsecured and unsubordinated obligations of Vale Overseas Limited, a wholly owned subsidiary of CVRD, and are fully and unconditionally guaranteed by CVRD. The guarantee ranks pari passu with all of CVRD’s other unsecured and unsubordinated debt obligations. The net proceeds of the offer will be used for CVRD’s general corporate purposes.
This issuance contributes both to enhance market liquidity of the CVRD 2034 and to lengthen the average debt maturity of CVRD, in line with the Company’s strategic target of minimizing the risk of its debt portfolio, while reinforcing the positive perception of CVRD credit risk by the global capital markets.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br +55-21-3814-4053
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: October 27, 2005	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations